EXHIBIT 18
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          FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - FEBRUARY 17, 2004
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             BAYTEX ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTIONS AT
                                 $0.15 PER UNIT


Baytex Energy Trust (TSX-BTE.UN) announces that a cash distribution of $0.15 per unit in respect of February operations will be paid on March 15, 2004 for unitholders of record on February 27, 2004. The ex-distribution date is February 25, 2004.

This level of distribution is consistent with Baytex's policy of distributing between 60% and 70% of cash flow from operations. The remaining cash flow is used for the funding of capital programs to sustain future production and distributions.

Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts by production in Canada. Baytex is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

FORWARD LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President & C.E.O.                    Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.     Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca